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Division of Corporation Finance

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Christina Chalk, Senior Special Counsel

Re:	Vedanta Limited

Schedule 14D-9 filed March 18, 2021

SEC File No. 5-83797

Dear Ms. Chalk:

On behalf of our client, Vedanta Limited (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated March 22, 2021, relating to the Company’s Schedule 14D-9 filed March 18, 2021 (the “Schedule 14D-9”).

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule 14D-9.

General

1.

In your response letter, tell us how you disseminated the Schedule 14D-9, consistent with your obligation under Rule 14e-1(a) to “publish, send or give” the required information to your shareholders. Given the brevity of the Open Offer mandated by Indian law, we are concerned that shareholders of Vedanta Ltd. may not receive the required information in time to react to it in deciding whether to tender.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Schedule 14D-9 was filed on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”), and was also emailed to those shareholders for whom the Company has email addresses and mailed to the remaining shareholders. In addition, the Recommendations of the Committee of Independent Directors of the Company (the “Recommendation”) was published in The Economic Times (all editions), Business Standard (all editions), Financial Express (all editions), Jansatta (all editions), The Fress Press Journal (Mumbai edition) and Navshakti (Mumbai edition) on March 18, 2021, and was posted to the Company’s website and the websites of the BSE Limited and the National Stock Exchange of India Limited on the same day. As a result of the foregoing, we respectfully submit that the Company’s shareholders would have received the required information more than 15 business days prior to the expiration of the Open Offer and in a manner consistent with how shareholders receive other material information regarding the Company.

March 24, 2021

Item 4. The Solicitation or Recommendation

2.

Rule 14e-2(a) requires the Company to take a position on the Open Offer and to support that position. In the Schedule 14D-9, Vedanta states that it has not made a recommendation with respect to the Open Offer. However, in the document attached as Exhibit 99.1 to the Schedule 14D-9, which appears to be a press release of the Company, the Committee of Independent Directors, acting on behalf of Vedanta, expresses the view that the Open Offer is “fair and reasonable” and cites only positive factors in supporting that opinion. We are concerned that the characterization of Vedanta’s position regarding the Open Offer in Exhibit 99.1 is inconsistent with the disclosure in Item 4 of Schedule 14D-9 and thus may confuse shareholders. Please advise or revise.

Response: The Company acknowledges the Staff’s comment. We respectfully submit that the disclosure in Item 4 of the Schedule 14D-9 is consistent with both the document attached as Exhibit 99.1 and the requirements of Rule 14e-2(a).

As the Staff is aware, Rule 14e-2(a) requires the Company to issue a statement disclosing that the Company: (1) recommends acceptance or rejection of the tender offer, (2) expresses no opinion and is remaining neutral toward the tender offer, or (3) is unable to take a position with respect to the tender offer. The Company also is required to include the reasons for its position in the Schedule 14D-9. In accordance with the applicable regulation of the SEBI (SAST) Regulations, the Company formed a committee of independent directors (referred to as the IDC) which reviewed the Open Offer and the offer price of INR 235 (“Offer Price”) per Equity Share. The IDC determined that the Offer Price is in accordance with the applicable regulations of the SEBI (SAST) Regulations and, accordingly, that the Open Offer can be considered to be “fair and reasonable.” The reasons for this determination are disclosed on page 4 of the Schedule 14D-9.

However, Indian regulations do not specifically require the IDC to make a recommendation on whether shareholders of the Company should tender their Equity Shares in response to the Open Offer, and, consistent with practice in India in the context of open offers, the IDC did not make any such recommendation. The Company disclosed on pages 4 and 5 of the Schedule 14-9 the reasons that the IDC did not make a recommendation, and respectfully submits that nothing contained in Exhibit 99.1 is inconsistent with that disclosure. Instead, Exhibit 99.1 limits the IDC’s conclusion to the fact that the Open Offer can be considered “fair and reasonable” and explicitly advises the Company’s shareholders to “to independently evaluate the Open Offer and take an informed decision about tendering the Equity Shares held by them in the Open Offer.”

*          *          *           *

March 24, 2021

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2377. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Paul Dudek
Paul Dudek of LATHAM & WATKINS LLP

cc:	Deepak Kumar, Vedanta Resources Limited

Rajiv Gupta, Latham & Watkins LLP

William Hackett, Latham & Watkins LLP

Arindam Ghosh, Khaitan & Co

Abhishek Dadoo, Khaitan & Co